September 17, 2018

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ceclia Blye – Office of Global Security Risk

RE:  UQM Technologies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 20, 2018

File No. 1-10869

Dear Ms. Blye:

UQM Technologies, Inc., a Colorado corporation (“Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 30, 2018, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2017, filed March 20, 2018.

Below is the Company’s response.  For the convenience of the Staff, the Company has repeated Staff’s comments before its response

General

You discuss on page 1 your joint venture with Sinotruk (BVI) Limited, and you disclose in your 2017 Definitive Proxy Statement that Sinotruk (BVI) Limited owns 9.7% of your common stock. We are aware of 2016 and 2017 reports that Sinotruk vehicles carried missiles in military parades in North Korea, and were being used in a North Korean mobile rocket artillery system. We note also that the transcript of a May 18, 2018 House Intelligence Committee Hearing on China’s military expansion includes testimony indicating that Sinotruk exports to North Korea parts that country uses in the manufacture of trucks, including trucks built for missile transport, erection and launch. Finally, we are aware of a report that Sinotruk military trucks were spotted in Syria in 2016. North Korea and Syria are subject to U.S. economic sanctions and are designated by the State Department as state sponsors of terrorism. Please address for us the potential for reputational harm to you as a result of Sinotruk’s products reportedly being used in North Korea and Syria for military purposes.

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901

Securities and Exchange Commission

September 17, 2018

Response:

The Company advises the Staff that the Company believes it has conducted its business in compliance with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. State Department as state sponsors of terrorism and countries that are the subject of U.S. economic embargo or trade sanction programs.  To its knowledge, the Company has not provided, directly or indirectly, any products, technology or services for use in any U.S.-designated state sponsor of terrorism including North Korea and Syria.

On August 28, 2017, the Company entered into a definitive stock purchase agreement (“Stock Purchase Agreement”) with China National Heavy Duty Truck Group Co., Ltd. through its wholly-owned subsidiary, Sinotruk (BVI) Limited (collectively, “CNHTC”).  Through the Stock Purchase Agreement, CNHTC acquired a 9.9% ownership interest. This stage was completed on September 25, 2017, and currently represents a 9.9% ownership interest in the Company.

As contemplated in the Stock Purchase Agreement, in November 2017, the Company entered into a Joint Venture Agreement with CNHTC and Sinotruk Global Village Investment Limited, a wholly owned subsidiary of CNHTC (“Sinotruk”).   The Joint Venture allows sales of UQM products in China only.

CNHTC has prohibited all sales of its products to Syria since 2012.  However, in connection with the review of the Stock Purchase Agreement, the Company is aware that Sinotruk and an independent distributor of Sinotruk made certain commercial sales of Sinotruk products to clients in Syria in 2016 and 2017 in violation of CNHTC policy.  These products were sold to clients engaged in commercial activities, not to the Syrian government or military.  The Company has been advised that CNHTC imposed fines on both Sinotruk and the distributor for violating its policy and reiterated its prohibition of sales to Syria in writing and will audit the compliance of its subsidiaries and distributors.

Similarly, the Company is aware that CNHTC prohibited all sales to North Korea in April 2017 and took actions to implement and enforce that directive, including stopping orders of and cooperation with distributors engaged in North Korean business and ceasing the delivery of vehicles intended for North Korea.  However, between 2010 and CNHTC’s prohibition on sales to North Korea in April 2017, the Company understands that certain CNHTC trucks, and potentially parts, were indirectly sold to North Korean clients through CNHTC independent distributors.

Securities and Exchange Commission

September 17, 2018

As described above, CNHTC and its subsidiary Sinotruk have taken actions to not sell products (or allow their distributors to sell products) into states, such as Syria and North Korea, that are deemed state sponsors of terrorism.   Although commercial trucks or parts manufactured by Sinotruk were previously sold to civilian clients in Syria and North Korea, which may have been repurposed for military or other uses, given that these sales are prohibited by CNHTC and were effected by third party distributors of CNHTC or Sinotruk, and given that the Company’s products and services are in no way involved in such sales and given that the joint venture is limited to sales in China only, the Company does not expect that its business with Sinotruk constitutes a material potential for reputational harm to the Company, either on a qualitative or quantitative basis.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 303-682-4900.

Very truly yours,
UQM Technologies, Inc.
/s/DAVID I. ROSENTHAL
David I. Rosenthal
Treasurer and Chief Financial Officer

Cc:Jennifer Hardy, Special Counsel, Securities and Exchange Commission

Amanda Ravitz, Assistant Director, Securities and Exchange Commission

Jeffrey Reeser, Esq.